Exhibit 99.1

Scotiabank Announces Plan to Buy Back Shares through Private Agreement

/NOT FOR DISTRIBUTION OR DISSEMINATION IN THE UNITED STATES/

TORONTO, June 5, 2017 /CNW/ - The Bank of Nova Scotia ("Scotiabank") (TSX, NYSE: "BNS") today announced that it intends to purchase for cancellation up to 4,000,000 of its common shares pursuant to a private agreement between Scotiabank and an arm's-length third-party seller.  The purchase will form part of Scotiabank's normal course issuer bid announced on May 30, 2017, which provides authorization for the purchase of up to 24,000,000 common shares during the 12-month period beginning on June 2, 2017 and ending on June 1, 2018.

The purchase will be made pursuant and subject to the terms of an issuer bid exemption order issued by the Ontario Securities Commission and will take place before October 10, 2017. In accordance with the order, Scotiabank's purchase under this private agreement will not exceed, in the aggregate, one-third of the maximum number of shares that it may purchase under its normal course issuer bid, or 8,000,000 common shares. The price that Scotiabank will pay for common shares purchased by it under such agreement will be negotiated by Scotiabank and the third-party seller and will be at a discount to the prevailing market price of Scotiabank's common shares on the Toronto Stock Exchange at the time of the purchase. Information regarding the purchase, including the number of common shares purchased and the aggregate purchase price, will be available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com following the completion of such purchase.

About Scotiabank

Scotiabank is Canada's international bank and a leading financial services provider in North America, Latin America, the Caribbean and Central America, and Asia-Pacific. We are dedicated to helping our 23 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 88,000 employees and assets of over $921 billion (as at April 30, 2017), Scotiabank trades on the Toronto (TSX: BNS) and New York Exchanges (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on Twitter @ScotiabankViews.

SOURCE Scotiabank

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For further information: For Investor Relations enquiries only: Adam Borgatti, Investor Relations, Scotiabank, 416-866-5042, adam.borgatti@scotiabank.com; For further information: Christy Bunker, Group Treasury Scotiabank, (416) 933-7974, christy.bunker@scotiabank.com

CO: Scotiabank

CNW 13:09e 05-JUN-17